UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                     Patriot Transportation Holding, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $0.10 per share
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                       (Title of Class of Securities)

                                  70338W105
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                               (CUSIP Number)


                             Daniel B. Nunn, Jr.
                               Nelson Mullins
                               50 N. Laura St.
                                 Suite 2850
                           Jacksonville, FL 32202
                               (904) 665-3601
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             January 30, 2015
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           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                              Schedule 13D

CUSIP No. 70338W105
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         1.       Name of Reporting Person
                  Edward L. Baker and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a)         [X]
                              ------------------------------------------------
                  (b)         [ ]
                              ------------------------------------------------
         3.       SEC Use Only
                  ------------------------------------------------------------
         4.       Source of Funds
                  OO
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  Florida
                  ------------------------------------------------------------

            Number of          7.  141,091          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  0                Shared Voting Power
            Owned by                                --------------------------
              Each             9.  141,091          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  0                Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  141,091
                  ------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  4.4%
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  I
                  ------------------------------------------------------------

                              Schedule 13D

CUSIP No. 70338W105
------------------------------------------------------------------------------
         1.       Name of Reporting Person
                  Edward L. Baker
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a)         [X]
                              ------------------------------------------------
                  (b)         [ ]
                              ------------------------------------------------
         3.       SEC Use Only
                  ------------------------------------------------------------
         4.       Source of Funds
                  OO
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  Florida
                  ------------------------------------------------------------

            Number of          7.   72,166          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  141,091          Shared Voting Power
            Owned by                                --------------------------
              Each             9.   72,166          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  141,091          Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  216,077
                  ------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [X]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  6.7%
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  I
                  ------------------------------------------------------------

                              Schedule 13D

CUSIP No. 70338W105
------------------------------------------------------------------------------
         1.       Name of Reporting Person
                  Thompson S. Baker II
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a)         [X]
                              ------------------------------------------------
                  (b)         [ ]
                              ------------------------------------------------
         3.       SEC Use Only
                  ------------------------------------------------------------
         4.       Source of Funds
                  OO
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  Florida
                  ------------------------------------------------------------

            Number of          7.   34,183          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  143,284          Shared Voting Power
            Owned by                                --------------------------
              Each             9.   34,183          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  143,284          Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  193,826
                  ------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [X]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  6.0%
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  I
                  ------------------------------------------------------------

Item 1. Security and the Issuer

        The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.10 per share (the "Common Stock"), of Patriot Transportation Holding, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 200 W. Forsyth Street, 7th Floor, Jacksonville, FL 32202.

Item 2. Identity and Background

        (a) This Schedule 13D is filed on behalf of Edward L. Baker and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker Trust U/A/D April 30, 1965 (the "ELB Trust"), and Edward L. Baker and Thompson S. Baker II, individually.

        (b) The business address for the ELB Trust is Bessemer Trust company, Attention Paul Barkus, 630 5th Ave, New York, NY 10111.

            The business address for the individual Reporting Person Edward
L. Baker is 200 W. Forsyth Street, 7th Floor, Jacksonville, FL 32202.

            The business address for the individual Reporting Person Thompson
S. Baker II is 200 W. Forsyth Street, 7th Floor, Jacksonville, FL 32202.

        (c) The Reporting Person Edward L. Baker is the Chairman Emeritus for the Issuer.

            The Reporting Person Thompson S. Baker II is the President and Chief Executive Officer of the Issuer and FRP Holdings, Inc., both of which are located at 200 W. Forsyth St., 7th Floor, Jacksonville, FL 32202.

        (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

        (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Persons acquired all shares of Common Stock reported in this Statement as a result of the spin-off of the Issuer by FRP Holdings, Inc. ("FRP") on January 30, 2015 (the "Spin-off"). FRP distributed, by way of a dividend, all of the shares of Common Stock of the Issuer to its shareholders of record on January 9, 2015 (the "Record Date"). Shareholders of FRP on the Record Date received one share of the Issuer's Common Stock for every three shares of FRP common stock held.

Item 4. Purpose of Transaction

        The Reporting Persons acquired all shares of Common Stock reported in this Statement as a result of the Spin-off and currently intend to hold such shares for investment purposes. Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
        (e) Any material change in the present capitalization or dividend policy of the Issuer;
        (f) Any other material change in the Issuer's business or corporate structure;
        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
        (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
        (j) Any action similar to any of those enumerated in items (a)-(i) above.

        The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

        (a) As of January 30, 2015, the Reporting Persons, as a group (as defined in section 13(d)(3) of the Securities Exchange Act) beneficially owned an aggregate of 268,812 shares of Common Stock, constituting 8.2% of the Common Stock outstanding.

        Edward L. Baker beneficially owned an aggregate of 216,077 shares, constituting 6.7% of the Common Stock outstanding. This calculation includes:
(i) 141,091 shares held by the ELB Trust, (ii) 14,333 shares that he holds directly; (iii) 2,820 shares issuable under options that are exercisable within 60 days of January 30, 2015; (iv) 15,626 shares held by his Living Trust; (v) 2,542 shares held in his retirement account; and (vi) 20,099 shares that he holds as trustee for the benefit of the daughter of John D. Baker II, as to which he disclaims beneficial ownership.

        Thompson S. Baker II beneficially owned an aggregate of 193,826 shares, constituting 6.0% of the Common Stock outstanding. This calculation includes: (i) 141,091 shares held by the ELB Trust, as to which he disclaims beneficial ownership; (ii) 34,170 shares that he holds directly; (iii) 13 shares held in retirement accounts; (v) 15,626 shares issuable under options that are exercisable within 60 days of January 30, 2015; (v) 733 shares held by his wife, as to which he disclaims beneficial ownership; and (vi) 2,193 shares held for the benefit of his minor children, as to which he disclaims beneficial ownership.

        (b) As of January 30, 2015, the ELB Trust had sole voting and dispositive power with respect to 141,091 shares Common Stock and no shared dispositive power.

        Edward L. Baker had sole voting and dispositive power with respect to 72,166 shares of Common Stock, which includes the (i) 26,191 shares held in his Living Trust; (ii) 14,333 shares that he holds directly; (iii) 20,099 shares held as trustee for the benefit of the daughter of John D. Baker II; and (iv) 2,524 shares held in retirement accounts. Mr. Baker had shared dispositive power with respect to the 141,091 shares of Common Stock held by the ELB Trust.

        Thompson S. Baker II has sole voting and dispositive power with respect to 34,183 shares of Common Stock, which includes: (i) 34,170 shares that he holds directly; and (ii) 13 shares held in retirement accounts.
Mr. Baker has shared dispositive power with respect to 143,284 shares of Common Stock, which includes: (i) 141,091 shares held by the ELB Trust; and
(ii) 2,193 shares held in trust for the benefit of his minor children.

        (c) Other than disclosed in this Statement, no transactions were effected by the Reporting Persons in the past sixty days.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Not applicable

Item 7. Material to be Filed as Exhibits

        None.

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 9, 2015


                                     /s/ Edward L. Baker
                                     -----------------------------------------
                                     Edward L. Baker


                                     /s/ Thompson S. Baker II
                                     -----------------------------------------
                                     Thompson S. Baker II


                                     /s/ Edward L. Baker, as trustee
                                     -----------------------------------------
                                     Edward L. Baker, as trustee


                                     /s/ Thompson S. Baker II, as trustee
                                     -----------------------------------------
                                     Thompson S. Baker II, as trustee

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